SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _______________________

SCHEDULE 13D (Rule 13d 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d 2(a)

(Amendment No. )*

SunCom Wireless Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

86722Q108 (CUSIP Number) Dennis Crilly DiMaio Ahmad Capital LLC 245 Park Ave New York, NY 10167 Tel: 212-328-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2007

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 13d 1(f) or 13d 1(g), check the following box ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d 7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86722Q108                                         SCHEDULE 13D                                     Page 2 of 14 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Lispenard Street Credit (Master), Ltd.

2.	CHECK BOX THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)☐	¨
(b)☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

	7.	SOLE VOTING POWER
-0-

NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		5,591,760 – See Item 5

OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH

	10.	SHARED DISPOSITIVE POWER
5,591,760 – See Item 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,493,698 – See Item 5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.96% – See Item 5

14.	TYPE OF REPORTING PERSON*
IV

CUSIP No. 86722Q108                                         SCHEDULE 13D                               Page 3 of 14 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Pond View Credit (Master), L.P.

2.	CHECK BOX THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
			☐	¨

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Caymans Island

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
-0-

	8.	SHARED VOTING POWER

901,938 – See Item 5

	9.	SOLE DISPOSITIVE POWER
-0-

	10.	SHARED DISPOSITIVE POWER
901,938 – See Item 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,493,698 – See Item 5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
¨

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.96% – See Item 5

14.	TYPE OF REPORTING PERSON*
PN

CUSIP No. 86722Q108                                              SCHEDULE 13D                                              Page 4 of 14 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
DiMaio Ahmad Capital LLC

2.	CHECK BOX THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b)☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
-0-

	8.	SHARED VOTING POWER

6,493,698 – See Item 5

	9.	SOLE DISPOSITIVE POWER
-0-

	10.	SHARED DISPOSITIVE POWER
6,493,698 – See Item 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,493,698 – See Item 5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.96% – See Item 5

14.	TYPE OF REPORTING PERSON*
IA/OO

CUSIP No. 86722Q108                                         SCHEDULE 13D                                                Page 5 of 14 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
DiMaio Ahmad Management LLC

2.	CHECK BOX THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b)☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
-0-

	8.	SHARED VOTING POWER

6,493,698 – See Item 5

	9.	SOLE DISPOSITIVE POWER
-0-

	10.	SHARED DISPOSITIVE POWER
6,493,698 – See Item 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,493,698 – See Item 5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.96% – See Item 5

14.	TYPE OF REPORTING PERSON*
OO

CUSIP No. 86722Q108                                  SCHEDULE 13D                                      Page 6 of 14 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Jack DiMaio

2.	CHECK BOX THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b)☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
			☐	¨

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

	7.	SOLE VOTING POWER
-0-

NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		6,493,698 – See Item 5

OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH

	10.	SHARED DISPOSITIVE POWER
6,493,698 – See Item 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,493,698 – See Item 5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.96% – See Item 5

14.	TYPE OF REPORTING PERSON*
IN

CUSIP No. 86722Q108                                      SCHEDULE 13D                                                 Page 7 of 14 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Nasser Ahmad

2.	CHECK BOX THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b)☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
-0-

	8.	SHARED VOTING POWER

6,493,698 – See Item 5

	9.	SOLE DISPOSITIVE POWER
-0-

	10.	SHARED DISPOSITIVE POWER
6,493,698 – See Item 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,493,698 – See Item 5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.96% – See Item 5

14.	TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the “Common Stock”), of SunCom Wireless Holdings, Inc., a Pennsylvania corporation (“Holdings” or the “Issuer”). The principal executive offices of the Issuer are located at 1100 Cassatt Road, Berwyn, PA 19312.

     The information set forth in the Exhibits to this Schedule 13D is hereby expressly incorporated herein by reference, and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

Item 2. Identity and Background

     (a) This statement is filed by and on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Lispenard Street Credit (Master), Ltd, a Cayman Islands corporation (“Lispenard”); (ii) Pond View Credit (Master), L.P., a Cayman Islands limited partnership (“Pond View”); (iii) DiMaio Ahmad Capital LLC, a Delaware limited liability company (“DA Capital”); (iv) DiMaio Ahmad Management LLC, a Delaware limited liability company (“DA Management”); (v) Jack DiMiao, and (vi) Nasser Ahmad. The directors and executive officers of Lispenard are named on Schedule A hereto. The general partner of Pond View is Pond View Holdings LLC (“Pond View Holdings”), a Delaware limited liability company. The managing member of Pond View Holdings is Pond View Partners LLC (“Pond View Partners”), a Delaware limited liability company. The managing members of Pond View Partners are Jack DiMaio and Nasser Ahmad.

     Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement, except to the extent of its or his pecuniary interest in such securities.

     The Reporting Persons expressly disclaim membership in a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act.

     (b) The address of the principal business office of each of the Reporting Persons is c/o DiMaio Ahmad Capital LLC, 245 Park Ave, New York, NY 10167.

     (c) The principal business of Lispenard and Pond View is to act as an investment vehicle. The principal business of DA Capital, a registered investment adviser, is acting as investment adviser and/or manager to other persons, including Lispenard and Pond View. DA Capital may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of other persons, including Lispenard and Pond View. The principal business of DA Management is serving as the managing member of DA Capital. DA Management may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of DA Capital. The principal business of Mr. DiMaio is serving as the managing member of DA Management and a managing partner of DA Capital. Mr. DiMaio may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of DA Capital and/or DA Management. The principal business of Mr. Ahmad is serving as the managing member of DA Management and a managing partner of DA Capital. Mr. Ahmad may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of DA Capital and/or DA Management. The principal business of Pond View Holdings LLC is serving as the general partner of Pond View. The principal business of Pond View Partners is serving as the managing member of Pond View Holdings.

     (d) and (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of Lispenard, has been convicted in a criminal proceeding or was a party to a civil proceeding, in either case of the type specified in Item 2(d) or (e) of Schedule 13D.

(f) Messrs. DiMaio and Ahmad are citizens of the U.S.A. Page 8 of 14

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Persons have acquired an aggregate of 6,493,698 shares of Common Stock (the “Shares”), which are reported herein, through the exchange of senior subordinated debt of SunCom Wireless, Inc. (f/k/a Triton PCS, Inc.) (“Wireless”), an indirect subsidiary of the Issuer, in the aggregate principal amount of $91,314,000 beneficially owned by Lispenard and Pond View.

Item 4. Purpose of Transaction.

     The Reporting Persons acquired the Shares pursuant to an exchange transaction whereby the Issuer contributed Common Stock to its direct subsidiary and the direct parent of Wireless, SunCom Wireless Investment Company LLC (“Investco”), and Investco delivered the Shares to the Reporting Persons in exchange for all of the 9-3/8% Senior Subordinated Notes due 2011 and the 8 3/4 Senior Subordinated Notes due 2011 (collectively, the “Wireless Notes”) beneficially owned by the Reporting Persons, as part of a recapitalization by the Issuer (the “Recapitalization”).

       The Reporting Persons originally acquired Wireless Notes for investment purposes.

     On January 31, 2007, DA Capital on behalf of Lispenard and Pond View (collectively, the “DA Capital Entities”), the Issuer and certain other unrelated parties listed on the signature pages thereto entered into an Exchange Agreement (the “Exchange Agreement”) pursuant to which, among other things, the parties agreed to effect the Recapitalization. Pursuant to the Exchange Agreement, the parties thereto, including holders of approximately 98.3% of the outstanding Wireless Notes (the “Noteholders”), implemented the Recapitalization through an equity-for-debt exchange (the “Exchange”) with a final exchange ratio of 71.114 shares of Company Class A Stock (after giving effect to the Merger (as defined herein)), for each $1,000 principal amount of Wireless Notes exchanged by the participating Noteholders, including the DA Capital Entities. Based on the DA Capital Entities’ ownership of the Wireless Notes immediately prior to the closing of the Exchange, the DA Capital Entities received approximately 6,493,698 shares of Common Stock in the Exchange, which amount reflects the conversion contemplated by the Merger described herein.

     To effect the Exchange, the Issuer contributed shares of Common Stock to Investco and Investco delivered such Common Stock to the DA Capital Entities and other consenting Noteholders in exchange for their Wireless Notes in accordance with the exchange ratio and the provisions of the Exchange Agreement. In addition, the holders of its Common Stock at a specially called meeting on April 20, 2007 (the “Special Meeting”) approved (i) the Exchange and (ii) the Agreement and Plan of Merger (the “Merger Agreement”), between the Issuer and SunCom Merger Corp., a wholly-owned subsidiary of the Company (“Merger Sub”), entered into concurrently with the execution of the Exchange Agreement pursuant to which, immediately prior to the Exchange, Merger Sub was merged with and into the Issuer (the “Merger”) for the purpose of (x) effecting the conversion of each outstanding share of common stock of the Issuer into 0.1 share of Common Stock, (y) effecting certain amendments to the certificate of incorporation of the Company and (z) granting certain additional rights to the holders of Common Stock of the Company immediately prior to the Merger, as more fully described in the Exchange Agreement.

     Pursuant to the Exchange Agreement, the DA Capital Entities supported and implemented the Recapitalization. Contemporaneously with the consummation of the Exchange, the size of the board of directors of the Company (the “Board of Directors”) was increased to ten and the Board was reconstituted with two of the existing members continuing to serve on the Board, two of the ten members being appointed by the DA Capital Entities and the remaining six of the ten members being appointed by certain other Noteholders who were parties to the Exchange Agreement. One member of the reconstituted Board appointed by the DA Capital Entities is James Volk and the other is yet to be appointed. A copy of the Exchange Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

     As a condition to the DA Capital Entities’ participation in the Exchange, the DA Capital Entities and other holders of the Notes have executed “exit consents” that became effective upon the consummation of the Exchange and that remove substantially all of the restrictive covenants from the Wireless Notes remaining after the Exchange. Certain restrictive covenants that may not be amended without the consent of each holder of the Wireless Notes affected, such as those relating to the payment of principal and accrued interest on the Wireless Notes, have not been modified by these exit consents.

     In connection with the Exchange and as an inducement for the DA Capital Entities and certain other Noteholders to enter into the Exchange Agreement, the DA Capital Entities, certain holders of Common Stock of the Issuer (the “Lock-up Stockholders”) and certain other Noteholders entered into a Lock-up and Voting Agreement simultaneously with the execution of the Exchange Agreement on January 31, 2007 (the “Lock-up Agreement”). Pursuant to the Lock-up Agreement, the Lock-up Stockholders agreed to vote their shares of Common Stock in favor of the Recapitalization, the Exchange Agreement and the Merger until the earliest to occur of (i) the closing of the transactions contemplated by the Exchange Agreement; (ii) the termination of the Exchange Agreement in accordance with its terms, (iii) the written agreement of the Noteholders that are signatories to the Lock-up Agreement to terminate the Lock-up Agreement, and (iv) May 31, 2007. At the Special Meeting and consistent with the Lock-up Agreement, the Lock-up Stockholders voted their shares in favor of the Recapitalization, the Exchange Agreement and the Merger. In addition to the voting agreement, the Lock-up Stockholders agreed to not, directly or indirectly, (i) support, solicit, seek, formulate or encourage any plan that would compete with the Recapitalization, (ii) object, oppose or take any action that may hinder or impair or that is inconsistent with the Recapitalization and (iii) transfer the Lock-up Stockholders’ shares of Common Stock unless certain restrictions, including that any transferee would agree in writing to be bound by the terms and conditions of the Lock-up Agreement, are met. As a result of the closing of the transactions contemplated by the Exchange Agreement on May 15, 2007, the Lock-up Agreement is no longer effective. A copy of the Lock-up Agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

     In addition, on May 15, 2007, the DA Capital Entities, the Company and the purchasers listed on the signature page thereto entered into a Registration Rights Agreement pursuant to which, among other things, the Company granted certain registration rights to the DA Capital Entities and such purchasers in connection with the shares of Class A Stock issued to the DA Capital Entities and such purchasers in the Exchange. Specifically, the Company has agreed to put in place a “shelf” registration statement covering such Class A Stock and to keep such shelf registration statement in effect until the earlier of three years following the Exchange or the date upon which all securities received by the participating holders of the Wireless Notes in the Exchange may be resold without restriction under Rule 144(K) promulgated under the Securities Act of 1933, as amended. Additionally, the holders of at least 15% of the Class A Stock received by the holders of the Wireless Notes in the Exchange may require the Company to amend the shelf registration statement or to file a prospectus supplement and certain other actions necessary to permit an underwritten offering of the Class A Stock held by such holders. A copy of the Registration Rights Agreement is attached hereto as Exhibit 3 and incorporated herein by reference.

     The Reporting Persons continue to review the DA Capital Entities’ investment in the Issuer. Certain of the Reporting Persons have in the past and may continue in the future to engage in discussions with management, the Board of Directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board of Directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, certain of, or all of, the Reporting Persons may in the future take such actions with respect to the DA Capital Entities’ investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of the Shares held by some, or all, of the DA Capital Entities, engaging in short selling of or any hedging or similar transactions with respect to the Shares, seeking to influence the management or strategic direction of the Company and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) As of May 15, 2007, (i) Lispenard may be deemed to beneficially own 5,591,760 shares of Common Stock, which represents approximately 9.44% 1 of the outstanding Common Stock; (ii) Pond View may be deemed to beneficially own 901,938 shares of Common Stock, which represents approximately 1.52% 1 of the outstanding Common Stock; (iii) DA Capital may be deemed to beneficially own 6,493,698 shares of Common Stock, which represents approximately 10.96% 1 of the outstanding Common Stock; (iv) DA Management may be deemed to beneficially own 6,493,698 shares of Common Stock, which represents approximately 10.96% 1 of the outstanding Common Stock; (v) Mr. DiMaio may be deemed to beneficially own 6,493,698 shares of Common Stock, which represents approximately 10.96% 1 of the outstanding Common Stock and (vi) Mr. Ahmad may be deemed to beneficially own 6,493,698 shares of Common Stock, which represents approximately 10.96% 1 of the outstanding Common Stock.

     (1) This calculation is based on 59,221,898 shares of the Issuer’s Common Stock outstanding as of May 15, 2007, according to information received from the Issuer, as a result of the Exchange.

(b)

	Sole	Shared	Sole	Shared
	Voting Power	Voting Power	Dispositive Power	Dispositive Power

Lispenard Street Credit (Master),	0	5,591,760	0	5,591,760
Ltd

Pond View Credit (Master), L.P.	0	901,938	0	901,938

DiMaio Ahmad Capital LLC	0	6,493,698	0	6,493,698

DiMaio Ahmad Management LLC	0	6,493,698	0	6,493,698

Jack DiMaio	0	6,493,698	0	6,493,698

Nasser Ahmad	0	6,493,698	0	6,493,698

(c)        Except as described above, there have been no transactions in the Common Stock by any of the Reporting Persons during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On January 31, 2007, Lispenard and Pond View entered into the Exchange Agreement, a copy of which is attached hereto as Exhibit 1.

     On January 31, 2007, Lispenard and Pond View entered into the Lock-up Agreement, a copy of which is attached hereto as Exhibit 2.

     On May 15, 2007, Lispenard, Pond View, the Company and the purchasers listed on the signature page thereto entered into a Registration Rights Agreement pursuant to which, among other things, the Company granted certain registration rights to Lispenard, Pond View and such purchasers in connection with the shares of Class A Stock issued to Lispenard, Pond View and such purchasers in the Exchange, as more fully described under Item 4 of this Schedule 13D Statement. A copy of the Registration Rights Agreement is attached hereto as Exhibit 3 and incorporated herein by reference.

     Other than as provided herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons or any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Exchange Agreement, dated as of January 31, 2007, by and among the Consenting Noteholders (as defined therein), SunCom Wireless Holdings, Inc., SunCom Wireless, Inc., and SunCom Wireless Investment Company LLC

Exhibit 2: Lock-up and Voting Agreement, dated as of January 31, 2007, by and among the Identified Bondholders (as defined therein) and the Stockholders (as defined therein)

Exhibit 3: Registration Rights Agreement, dated as of May 15, 2007, among the Company and the purchasers listed on the signature page thereto.

Exhibit 4: Joint Filing Agreement, by and among the Reporting Persons, dated May 25, 2007.

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 25, 2007

Lispenard Street Credit (Master), Ltd.

By: DiMaio Ahmad Capital LLC, its investment manager

By: /s/ W. Weley Higgins
Name: W. Wesley Higgins
Title: Chief Operating Officer

Pond View Credit (Master), L.P.

By: DiMaio Ahmad Capital LLC, its investment manager

By:  /s/ W. Weley Higgins
Name: W. Wesley Higgins
Title: Chief Operating Officer

DiMaio Ahmad Capital LLC

By: DiMaio Ahmad Management LLC, its managing member

By: /s/Jack DiMaio
Name: Jack DiMaio
Title: Authorized Person

DiMiao Ahmad Management LLC

By: /s/Jack DiMaio
Name: Jack DiMaio
Title :Authorized Person

Jack DiMaio

/s/Jack DiMaio

Nasser Ahmad

/s/Nasser Ahmad

EXECUTIVE OFFICERS AND DIRECTORS OF LISPENARD STREET CREDIT (MASTER), LTD.

     The names of the Directors and the names and titles of the Executive Officers of Lispenard Street Credit (Master), Ltd. (“Lispenard”) and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is as set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Item 2(d) or (e) of Schedule 13D.

Name	Present Principal	Business Address	Citizenship
Occupation or Employment
and Business Address (if
applicable)

W. Wesley Higgins	Chief Operating Officer,	c/o DiMaio Ahmad	U.S.
	DiMaio Ahmad Capital	Capital LLC, 245 Park
	LLC	Ave, New York, NY
10167

Stuart T. Brankin	Director, Aston Corporate	Aston Corporate	U.K.
	Management	Managers, The Charles
Building, PO Box 1981
GT, Grand Cayman,
Cayman Islands, BWI

Desmond Campbell	Director, Aston Corporate	Aston Corporate	U.K.
	Management	Managers, The Charles
Building, PO Box 1981
GT, Grand Cayman,
Cayman Islands, BWI